Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Third Quarter and the First Nine Months Ended March 31, 2020

First Nine months of Fiscal Year 2020 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $77.9 million, a decrease of 22.5% compared to the comparable prior year period.

•	Total revenues were $374.1 million, a decrease of 9.5% compared to the comparable prior year period.

•	Non-GAAP gross margin was at 35.6%, compared to 38.3% for the comparable prior year period.

•	Non-GAAP diluted EPS was $1.28, a decrease of 22.0% compared to the comparable prior year period.

•	Net cash provided by operating activities was $117.5 million for the current period.

•	DSO of 188 days, compared to 176 days for the comparable prior year period.

•	Inventory turnover days of 57 days, compared to 59 days for the comparable prior year period.

Third Quarter of Fiscal Year 2020 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $13.9 million, a decrease of 50.4% compared to the comparable prior year period.

•	Total revenues were $80.8 million, a decrease of 35.5% compared to the comparable prior year period.

•	Non-GAAP gross margin was at 30.8%, compared to 39.6% for the comparable prior year period.

•	Non-GAAP diluted EPS were at $0.23, a decrease of 50.0% compared to the comparable prior year period.

•	Net cash provided by operating activities was $8.0 million for the current quarter.

•	DSO of 266 days, compared to 193 days for the comparable prior year period.

•	Inventory turnover days of 71 days, compared to 50 days for the comparable prior year period.

Beijing, China – May 14, 2020 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for fiscal year 2020 third quarter ended March 31, 2020(see attached tables). The management of Hollysys, stated:

COVID-19 has laid negative impact on our business. Contract bidding and project execution were delayed for Industrial Automation (“IA”) and rail business and only started to recover starting in March. In response to such impact, we have actively prepared internal work in advance, including staff training, marketing preparation, solution improvement, internal testing, etc. while also maintained communication with clients to the greatest extent, and made procurement in advance to counter the uncertainty of overseas supply chain. With the reopening of economy in China, we expect our business to recover to its normal course. Going forward, the Company will be imposing more stringent criteria on cash collection and payment, contract quality and expense.

Hollysys Automation Technologies Ltd May 14, 2020	Page 2

IA business finished the third quarter with revenue and contract at $34.2 million and $63.2 million, representing 43.0% and 24.7% YOY decrease, respectively. For the first nine months of the fiscal year, IA revenue and contract achieved 0.5% and 4.1% YOY growth, respectively.

•	In coal fire sector, we continued our effort in strengthening our market position in high-end market and won the bidding for Xinjiang Wucaiwan 2*660MW power units this quarter.

•

In chemical and petro-chemical sector, we continued our effort in key bidding tracking. Several major contracts that we signed this quarter include a 5 million tons/year oil treatment DCS upgrade project for Sinopec and a comprehensive surveillance project covering six LNG (Liquidated Natural Gas) storage centers of Henan Natural Gas Storage & Logistics Company, where we provided a wide range of solutions including SCADA, DCS, SIS, and GDS (Gas Detection System) etc. To assist with our market penetration strategy, we kept improving our solution and product through internal R&D and cooperation with external parties, with particular focus in the vertical of coal-chemical and oil & gas. We also continued to build the reputation of the Company in the industry in various manners, including industry conference, successful key project demonstration, cooperation with experts, key clients strategic relation management, etc.

•

In smart factory business, internal structural optimization was made as we established the digital factory business unit (“BU”). The new BU will be responsible for the marketing, solution and software development and execution of smart factory project. We expect such change to lead to more focused internal resource deployment for serving client of various industries. As a comparison, the business used to be carried out separately by different industry teams, with our advantageous power industry being the primary focus. In solution preparation, we have gradually improved our solution through internal R&D and external cooperation for various industries, including oil & gas and fine chemical.

•

Under the “3+1+N” strategy, we continued the effort to integrate the sales platform of the Company for greater internal synergy, to develop and strengthen our industrial cloud capacity covering cloud platform and cloud-based software, and to expand our solution for full lifecycle coverage. With the effort, we have made meaningful progress in pharmaceutical business in terms of solution expansion, thanks to the inclusion of design capacity and greater coordination between members of the Company. In this quarter, key contracts of pharmaceutical business include an engineering design contract with Shandong Fulkon, a renowned domestic pharmaceutical producer, and three tens of millions RMB level control system contracts.

Hollysys Automation Technologies Ltd May 14, 2020	Page 3

Rail business finished the third quarter with revenue and contract at $28.7 million and $5.0 million, recording 38.7% and 86.0% YOY decrease, respectively. For the first nine months of the fiscal year, revenue and contract recorded 5.3% and 53.5% YOY decrease, respectively.

•

In high-speed rail (“HSR”) sector, major contracts include an ATP contract for cargo high-speed train, a TCC contract for Zhengzhou section of the Taiyuan-Jiaozuo High-speed Railway and several aftersales contracts covering part components, maintenance and upgrade.

•

In subway sector, no significant contracts were signed this quarter. On quality management, following the successful delivery of Phase one of Hohhot subway line 1 cloud-based SCADA project last quarter, subway business continued to strengthen quality management, with particular focus on supply chain management and engineering standardization. On aftersales service, several contracts covering system upgrade and part components were signed.

•

To actively address the aftersales opportunities in the market, rail business has been implementing the “service transformation” strategy, to strengthen local service network, to expand service solution and to develop technology-and-service-centered service for better differentiation. In HSR sector, other than the current aftersales service provided to on-board products (ATP), we have been exploring and developing service solution for on-ground products. In subway sector, with current client base and numerous line under operation, we are gradually reviewing existing projects for maintenance and upgrade opportunities.

•

As part of the “3+1+N” strategy, rail business is actively executing the digital empowerment for the current product line. New solutions on smart maintenance and smart workshop for clients from HSR and subway have been identified and are currently under development and testing. With urbanization as an ongoing process, we will keep leveraging our strong R&D capacity and prepare for the application of our solution in more verticals of transportation in the future. Going forward, our rail business will continue to adhere to the diversity strategy for stable and healthy growth.

M&E business finished the quarter with revenue and contract at $17.9 million and $19.9 million, recording 2.6% YOY decrease and 18.6% YOY increase respectively. For the first nine months of the fiscal year, revenue and contract recorded 37.0% and 3.7% YOY decrease respectively.

Given the macro economy in Southeast Asia and the Middle East, as well as the outbreak of COVID-19 and its potential impact, risk control remains to be the key focus of our M&E business. In our direct sales and overseas EPC project, progress is constantly made in terms of establishment of new cooperation with new key EPC players as well as ongoing cooperation with existing partners.

In addition to our previous effort on overseas headquarter upgrade and appointment of overseas officer, we have set up a 3-year-long global management capacity action plan. The plan aims to gradually incorporate our current overseas business into the management system of the domestic business, and to ultimately build our global management capacity.

Hollysys Automation Technologies Ltd May 14, 2020	Page 4

Third Quarter and First Nine Months Ended March 31, 2020 Unaudited Financial Results Summary

(In USD thousands, except for number of shares and per share data)
	Three months ended			Nine months ended
	March 31, 2020	March 31, 2019	% Change	March 31, 2020	March 31, 2019	% Change
Revenues	$80,768	125,167	(35.5)%	$374,106	413,350	(9.5)%
Integrated solutions contracts revenue	$67,673	101,285	(33.2)%	$301,814	334,618	(9.8)%
Products sales	$3,588	13,187	(72.8)%	$16,249	27,144	(40.1)%
Service rendered	$9,507	10,695	(11.1)%	$56,043	51,588	8.6%
Cost of revenues	$55,928	75,652	(26.1)%	$240,977	255,219	(5.6)%
Gross profit	$24,840	49,515	(49.8)%	$133,129	158,131	(15.8)%
Total operating expenses	$13,317	19,319	(31.1)%	$65,121	55,895	16.5%
Selling	$6,168	6,474	(4.7)%	$23,838	22,043	8.1%
General and administrative	$8,946	8,743	2.3%	$30,130	28,939	4.1%
Research and development	$10,221	8,655	18.1%	$32,969	27,825	18.5%
VAT refunds and government subsidies	$(12,018)	(4,553)	164.0%	$(21,816)	(22,912)	(4.8)%
Income from operations	$11,523	30,196	(61.8)%	$68,008	102,236	(33.5)%
Other income, net	$1,031	1,190	(13.4)%	$4,357	7,685	(43.3)%
Foreign exchange gain (loss)	$98	(333)	(129.4)%	$647	(1,163)	(155.6)%
Gains on disposal of an investment in an equity investee	$—	—	—	$5,763	—	—
Share of net income (loss) of equity investees	$570	(885)	(164.4)%	$4,108	(1,172)	(450.5)%
Dividend income from equity security investments	$—	—	—	$1,141	1,116	2.2%
Interest income	$3,271	2,978	9.9%	$9,399	8,973	4.7%
Interest expenses	$(16)	(54)	(70.4)%	$(135)	(371)	(63.6)%
Income tax expenses	$2,422	4,946	(51.0)%	$15,424	16,713	(7.7)%
Net income (loss) attributable to non-controlling interests	$119	50	138.0%	$(7)	132	(105.3)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$13,936	28,096	(50.4)%	$77,871	100,459	(22.5)%
Non-GAAP basic EPS	$0.23	0.46	(50.0)%	$1.29	1.66	(22.3)%
Non-GAAP diluted EPS	$0.23	0.46	(50.0)%	$1.28	1.65	(22.0)%
Share-based compensation expenses	$15	50	(70.0)%	$55	201	(72.6)%
Amortization of acquired intangible assets	$75	78	(3.8)%	$226	234	(3.4)%
Fair value adjustments of a bifurcated derivative	$—	—	—	$—	20	(100.0)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$13,846	27,968	(50.5)%	$77,590	100,004	(22.4)%
GAAP basic EPS	$0.23	0.46	(50.0)%	$1.28	1.65	(22.4)%
GAAP diluted EPS	$0.23	0.46	(50.0)%	$1.28	1.64	(22.0)%
Basic weighted average common shares outstanding	60,552,099	60,459,370	0.2%	60,520,329	60,453,704	0.1%
Diluted weighted average common shares outstanding	60,552,099	61,276,829	(1.2)%	60,694,045	61,273,073	(0.9)%

Hollysys Automation Technologies Ltd May 14, 2020	Page 5

Operational Results Analysis for the Third Quarter Ended March 31, 2020

Comparing to the third quarter of the prior fiscal year, the total revenues for the three months ended March 31 2020 decreased from $125.2 million to $80.8 million, representing a decrease of 35.5%. Broken down by the revenue types, integrated contracts revenue decreased by 33.2% to $67.7 million, products sales revenue decreased by 72.8% to $3.6 million, and services revenue decreased by 11.1% to $9.5 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)	Three months ended March 31,				Nine months ended March 31,
	2020		2019		2020		2019
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	34,228	42.4%	60,063	47.9%	168,155	45.0%	167,241	40.4%
Rail Transportation Automation	28,672	35.5%	46,759	37.4%	152,071	40.6%	160,630	38.9%
Mechanical and Electrical Solution	17,868	22.1%	18,345	14.7%	53,880	14.4%	85,479	20.7%

Total	80,768	100.0%	125,167	100.0%	374,106	100.0%	413,350	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 30.8% for the three months ended March 31, 2020, as compared to 39.6% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 22.3%, 71.3% and 75.3% for the three months ended March 31, 2020, as compared to 30.2%, 85.6% and 71.9% for the same period of the prior year, respectively. The gross margin fluctuated mainly due to the different revenue mix with different margins. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 30.7% for the three months ended March 31, 2020, as compared to 39.5% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered was 22.2%, 71.3% and 75.3% for the three months ended March 31, 2020, as compared to 30.1%, 85.6% and 71.9% for the same period of the prior year, respectively.

Selling expenses were $6.2 million for the three months ended March 31, 2020, representing a decrease of $0.3 million or 4.7% compared to $6.5 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 7.6% and 5.2% for the three months ended March 31, 2020, and 2019, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $8.9 million for the quarter ended March 31, 2020, representing an increase of $0.2 million or 2.3% compared to $8.7 million for the same quarter of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 11.1% and 7.0% for quarters ended March 31, 2020 and 2019, respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $9.0 million and $8.8 million for the three months ended March 31, 2020 and 2019, respectively.

Hollysys Automation Technologies Ltd May 14, 2020	Page 6

Research and development expenses were $10.2 million for the three months ended March 31, 2020, representing an increase of $1.5 million or 18.1% compared to $8.7 million for the same quarter of the prior year, mainly due to increased research and development activities. Presented as a percentage of total revenues, R&D expenses were 12.7% and 6.9% for the quarter ended March 31, 2020 and 2019, respectively.

The VAT refunds and government subsidies were $12.0 million for three months ended March 31, 2020, as compared to $4.6 million for the same period in the prior year, representing a $7.4 million or 164.0% increase, which was primarily due to increase of the VAT refunds.

The income tax expenses and the effective tax rate were $2.4 million and 14.8% for the three months ended March 31, 2020, respectively, as compared to $4.9 million and 15.0% for comparable prior year period, respectively,.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on the grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $13.9 million or $0.23 per diluted share based on 60.6 million diluted weighted average ordinary shares outstanding for the three months ended March 31, 2020. This represents a 50.4% decrease from $28.1 million or $0.46 per share based on 61.3 million diluted weighted average ordinary shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $13.8 million or $0.23 per diluted share representing a decrease of 50.5% from $28.0 million or $0.46 per diluted share reported in the comparable prior year period.

Contracts and Backlog Highlights

Hollysys achieved $88.1 million of new contracts for the three months ended March 31, 2020. The backlog as of March 31, 2020 was $574.1 million. The detailed breakdown of new contracts and backlog by segments is shown below:

	New contracts achieved		Backlog
	for the three months ended March 31, 2020		as of March 31, 2020
	(In USD thousands)	% to Total Contract	(In USD thousands)	% to Total Backlog
Industrial Automation	63,228	71.7%	211,437	36.8%
Rail Transportation	4,980	5.7%	277,962	48.4%
Mechanical and Electrical Solutions	19,867	22.6%	84,719	14.8%

Total	88,075	100.0%	574,118	100.0%

Hollysys Automation Technologies Ltd May 14, 2020	Page 7

Cash Flow Highlights

For the three months ended March 31, 2020, the total net cash outflow was $60.1 million. The net cash provided by operating activities was $8.0 million. The net cash used in investing activities was $61.8 million and mainly consisted of 2.2 million purchases of property, plant and equipment, and $137.0 million of time deposits placed with banks, which were partially offset by $77.1 million of matured time deposits. The net cash used in financing activities was $1.1 million and mainly consisted of $1.2 million repayments of short-term bank loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $366.4 million, $403.9 million, and $276.5 million as of March 31, 2020, December 31, 2019 and March 31, 2019, respectively.

For the three months ended March 31, 2020, DSO was 266 days, as compared to 193 days for the comparable prior year period and 137 days for the last quarter; and inventory turnover was 71 days, as compared to 50 days for the comparable prior year period and 39 days for the last quarter.

Conference Call

The Company will host a conference call at 9:00 pm May 14, 2020 U.S. Eastern Time / 9:00 am May 15, 2020 Beijing Time, to discuss the financial results for fiscal year 2020 third quarter ended March 31, 2020 and business outlook.

Joining the Conference Call:

Please note that our teleconference provider have fully moved to a new system, Direct Event, which delivers the same teleconference call service but by pre-registration only for the participants. Here is the instruction on joining the conference call:

1. Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.

2. In the 10 minutes prior to the call start time, you will need to use the conference access information provided in the email received at the point of registering.

Note: Due to regional restrictions some participants may receive operator assistance when joining this conference call and will not be automatically connected.

Helpful keypad commands:

*0 - Operator assistance

*6 - Self mute/unmute

Hollysys Automation Technologies Ltd May 14, 2020	Page 8

Direct Event online registration: http://apac.directeventreg.com/registration/event/7939828. Please use Conference ID 7939828 for entry if the link fails to lead directly to the registration page.

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys’ website at: http://hollysys.investorroom.com

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 2019, Hollysys had cumulatively carried out more than 25,000 projects for approximately 15,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Hollysys Automation Technologies Ltd May 14, 2020	Page 9

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd May 14, 2020	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended Mar 31,		Nine months ended Mar 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$67,673	$101,285	$301,814	$334,618
Products sales	3,588	13,187	16,249	27,144
Revenue from services	9,507	10,695	56,043	51,588

Total net revenues	80,768	125,167	374,106	413,350
Costs of integrated solutions contracts	52,628	70,818	216,613	232,411
Cost of products sold	1,031	1,903	4,461	5,566
Costs of services rendered	2,344	3,009	20,129	17,476

Gross profit	24,765	49,437	132,903	157,897
Operating expenses
Selling	6,168	6,474	23,838	22,043
General and administrative	8,961	8,793	30,185	29,140
Research and development	10,221	8,655	32,969	27,825
VAT refunds and government subsidies	(12,018)	(4,553)	(21,816)	(22,912)

Total operating expenses	13,332	19,369	65,176	56,096
Income from operations	11,433	30,068	67,727	101,801
Other income, net	1,031	1,190	4,357	7,665
Foreign exchange gain (loss)	98	(333)	647	(1,163)
Gains on disposal of an investment in an equity investee	—	—	5,763	—
Share of net income (losses) of equity investees	570	(885)	4,108	(1,172)
Dividend income from equity security investments	—	—	1,141	1,116
Interest income	3,271	2,978	9,399	8,973
Interest expenses	(16)	(54)	(135)	(371)

Income before income taxes	16,387	32,964	93,007	116,849
Income taxes expenses	2,422	4,946	15,424	16,713

Net income	13,965	28,018	77,583	100,136
Net income (losses) attributable to non-controlling interests	119	50	(7)	132

Net income attributable to Hollysys Automation Technologies Ltd.	$13,846	$27,968	$77,590	$100,004
Other comprehensive (loss) income, net of tax of nil
Translation adjustments	(18,493)	14,871	(31,746)	(11,604)

Comprehensive income	(4,528)	42,889	45,837	88,532
Less: comprehensive income (loss) attributable to non-controlling interests	79	50	1,030	(129)

Comprehensive (loss) income attributable to Hollysys Automation Technologies Ltd.	$(4,607)	$42,839	$44,807	$88,661

Net income per share:
Basic	0.23	0.46	1.28	1.65
Diluted	0.23	0.46	1.28	1.64
Shares used in net income per share computation:
Basic	60,552,099	60,459,370	60,520,329	60,453,704
Diluted	60,552,099	61,276,829	60,694,045	61,273,073

Hollysys Automation Technologies Ltd May 14, 2020	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	March 31, 2020	December 31, 2019
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$344,000	$403,860
Time deposits with original maturities over three months	203,542	146,745
Restricted cash	15,020	19,985
Accounts receivable, net of allowance for doubtful accounts of $45,704 and $45,348 as of March 31, 2020 and December 31, 2019, respectively	215,247	239,492
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $6,189 and $6,672 as of March 31, 2020 and December 31, 2019, respectively	214,057	227,490
Accounts receivable retention	4,142	4,911
Other receivables, net of allowance for doubtful accounts of $4,346 and $4,390 as of March 31, 2020 and December 31, 2019, respectively	27,795	23,173
Advances to suppliers	16,228	17,522
Amounts due from related parties	24,808	26,515
Inventories	49,609	35,596
Prepaid expenses	821	510
Income tax recoverable	1,541	288

Total current assets	1,116,810	1,146,087
Non-current assets
Restricted cash	7,368	2,657
Costs and estimated earnings in excess of billings	2,542	2,700
Accounts receivable retention	6,490	7,300
Prepaid expenses	7	10
Property, plant and equipment, net	75,778	78,059
Prepaid land leases	15,719	16,224
Intangible assets, net	1,116	1,208
Investments in equity investees	40,052	40,077
Investments securities	4,623	4,693
Goodwill	35,834	37,845
Deferred tax assets	8,947	8,328
Operating lease right-of-use assets	5,084	5,259

Total non-current assets	203,560	204,360
Total assets	1,320,370	1,350,447
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	279	1,436
Current portion of long-term loans	316	319
Accounts payable	114,363	115,166
Construction costs payable	1,461	1,289

Hollysys Automation Technologies Ltd May 14, 2020	Page 12

Deferred revenue	133,176	142,025
Accrued payroll and related expenses	11,972	21,473
Income tax payable	2,349	4,795
Warranty liabilities	6,205	6,597
Other tax payables	2,320	4,481
Accrued liabilities	31,315	29,337
Amounts due to related parties	3,534	4,218
Operating lease liabilities	1,679	1,673

Total current liabilities	308,969	332,809
Non-current liabilities
Accrued liabilities	5,534	7,620
Long-term loans	829	896
Accounts payable	3,690	3,824
Deferred tax liabilities	14,252	13,146
Warranty liabilities	3,681	4,117
Operating lease liabilities	3,075	3,180

Total non-current liabilities	31,061	32,783
Total liabilities	340,030	365,592
Commitments and contingencies	—	—
Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,537,099 shares issued and outstanding as of March 31, 2020 and December 31, 2019	61	61
Additional paid-in capital	223,690	223,673
Statutory reserves	49,424	49,427
Retained earnings	772,666	758,819
Accumulated other comprehensive loss	(68,305)	(49,852)

Total Hollysys Automation Technologies Ltd. stockholder’s equity	977,536	982,128
Non-controlling interests	2,804	2,727

Total equity	980,340	984,855
Total liabilities and equity	$1,320,370	$1,350,447

Hollysys Automation Technologies Ltd May 14, 2020	Page 13

HOLLYSYS AUTOMATION TECHNOLOGIES LTD CONSOLIDATED STATEMENTS OF CASH FLOWS (In USD thousands).
	Three months ended March 31, 2020 (Unaudited)	Nine months ended March 31, 2020 (Unaudited)
Cash flows from operating activities:
Net income	$13,965	$77,583
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,499	7,101
Amortization of prepaid land leases	97	294
Amortization of intangible assets	75	226
Allowance for doubtful accounts	716	1,311
Gains on disposal of property, plant and equipment	(11)	(2)
Share of net income of equity investees	(570)	(4,108)
Share-based compensation expenses	15	55
Deferred income tax expenses	477	6,712
Accretion of convertible bond	—	57
Gains on disposal of an investment of an equity investee	—	(5,763)
Changes in operating assets and liabilities:
Accounts receivable and retention	17,872	57,723
Costs and estimated earnings in excess of billings	9,614	(25,469)
Inventories	(14,712)	(8,063)
Advances to suppliers	1,019	(3,793)
Other receivables	(5,407)	(1,720)
Deposits and other assets	(332)	(204)
Due from related parties	1,293	10,440
Accounts payable	2,587	13,381
Deferred revenue	(6,540)	(3,675)
Accruals and other payables	(8,173)	(6,306)
Due to related parties	(683)	(1,861)
Income tax payable	(3,666)	1,875
Other tax payables	(2,118)	1,670

Net cash provided by operating activities	8,017	117,464
Cash flows from investing activities:
Time deposits placed with banks	(136,982)	(240,643)
Purchases of property, plant and equipment	(2,174)	(5,036)
Proceeds from disposal of property, plant and equipment	264	556
Maturity of time deposits	77,108	177,044
Acquisition of a subsidiary, net of cash acquired	—	(150)
Proceeds from disposal of investments in equity investee	—	4,458

Net cash used in investing activities	(61,784)	(63,771)
Cash flows from financing activities:
Proceeds from short-term bank loans	102	2,377
Repayments of short-term bank loans	(1,213)	(3,965)

Hollysys Automation Technologies Ltd May 14, 2020	Page 14

Proceeds from long-term bank loans	117	293
Repayments of long-term bank loans	(119)	(379)
Payment of dividends	—	(12,713)
Repayments of bonds payable	—	(20,753)

Net cash used in financing activities	(1,113)	(35,140)
Effect of foreign exchange rate changes	(5,234)	(10,552)

Net increase in cash, cash equivalents and restricted cash	$(60,114)	8,001
Cash, cash equivalents and restricted cash, beginning of period	$426,502	358,387
Cash, cash equivalents and restricted cash, end of period	366,388	366,388

Hollysys Automation Technologies Ltd May 14, 2020	Page 15

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP cost of integrated contracts”, “Non-GAAP general and administrative expenses”, “Non-GAAP other income (expenses), net”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of the non-GAAP measures with the most directly comparable U.S. GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)
	Three months ended March 31,		Nine months ended March 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of integrated solutions contracts	$52,628	$70,818	$216,613	$232,411
Less: Amortization of acquired intangible assets	75	78	226	234

Non-GAAP cost of integrated solutions contracts	$52,553	$70,740	$216,387	$232,177

General and administrative expenses	$8,961	$8,793	$30,185	$29,140
Less: Share-based compensation expenses	15	50	55	201

Non-GAAP general and administrative expenses	$8,946	$8,743	$30,130	$28,939
Other income, net	$1,031	1,190	4,357	7,665
Add: Fair value adjustments of a bifurcated derivative	—	—	—	20

Non-GAAP other income, net	$1,031	1,190	4,357	7,685

Net income attributable to Hollysys Automation Technologies Ltd.	$13,846	$27,968	$77,590	$100,004

Add:
Share-based compensation expenses	15	50	55	201
Amortization of acquired intangible assets	75	78	226	234
Fair value adjustments of a bifurcated derivative	—	—	—	20

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$13,936	$28,096	$77,871	$100,459

Weighted average number of basic ordinary shares	60,552,099	60,459,370	60,520,329	60,453,704
Weighted average number of diluted ordinary shares	60,552,099	61,276,829	60,694,045	61,273,073
Non-GAAP basic earnings per share	$0.23	$0.46	$1.29	$1.66
Non-GAAP diluted earnings per share	$0.23	$0.46	$1.28	$1.65